FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Paralegal

Date: June 9, 2006

Exhibits:

1. Report on the number and value of securities distributed in Quebec - dated May 1, 2006

2. Audited Annual Financial Statements for years ended December 31, 2005, 2004 and 2003
3. Management Discussion and Analysis for three months and year end December 21, 2005

4. Form 52-109F1 - Certification of Annual Filings by CEO

5. Form 52-109F1 - Certification of Annual Filings by CFO

6. News Release dated May 1, 2006

7. News Release dated May 3, 2006

8. Form 45-102F1 Notice of Intention to Distribute Securities dated May 5, 2006
9. News Release dated May 17, 2006
10. Annual Request for Financial Statements and MD&A

11. Notice of Meeting for June 22, 2006, AGM

12. Management Information Circular for June 22, 2006, AGM

13. Form of Proxy for June 22, 2006, AGM

14. Certificate of dissemination to shareholders dated May 19, 2006

15. Interim Unaudited financial statements for the three months ended March 31, 2006 and 2005

16. Management Discussion and Analysis for the three months ended March 31, 2006
17. Form 52-109F2 - Certification of Interim Filings by CEO

18. Form 52-109F2 - Certification of Interim Filings by CFO.